Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Rambus Canada Inc.
Rambus Controllers, Inc.
Rambus Delaware LLC
Rambus International Ltd.
Rambus K.K. (Japan)
Rambus Ltd. (Grand Cayman Islands, BWI)
Rambus Chip Technologies (India) Private Limited
Rambus Korea, Inc. (Korea)
Rambus France SAS
Rambus Global Inc.
Rambus Information Technology Consulting (Shanghai) Co. Ltd.
Rambus UK Ltd.
Rambus ROTW Holding B.V.
Cryptography Research, Inc.
Mozaik Multimedia, Inc.
Unity Semiconductor Corporation